SC 13G


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No Eight)

HUDBAY MINERALS INC.
..........................................................
(Name of Issuer)

COMMON SHARES
..........................................................
(Title of Class of Securities)

443628102
..........................................................
(CUSIP Number)

December 31, 2020
..........................................................
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule
is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of
that section of the Act but shall be subject to all other provisions of
the Act(however, see the Notes).

CUSIP No. 443628102
(1)Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)
      LETKO, BROSSEAU & ASSOCIATES INC.
(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)
(3) SEC use only
(4) Citizenship or place of organization     CANADA
Number of shares beneficially owned by each reporting person with:
(5)Sole voting power        24,426,941

(6)Shared voting power

(7)Sole dispositive power    24,426,941

(8)Shared dispositive power
(9)Aggregate amount beneficially owned by each reporting person

      24,426,941
(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)Percent of class represented by amount in Row 9

         9.3%
(12)Type of reporting person (see instructions)

      FI

Item 1.
Item 1(a) Name of issuer: HUDBAY MINERALS INC.

Item 1(b) Address of issuer's principal executive offices:
     25 York Street
     Suite 800
     Toronto, Ontario  M5J 2V5
     Canada
Item 2.
2(a) Name of person filing:
     Letko, Brosseau & Associates Inc.
2(b) Address or principal business office or, if none, residence:
     1800 Mc Gill College Av.
     Suite 2510
     Montreal, QC
     H3A 3J6
     Canada

2(c) Citizenship:

      Canada

2(d) Title of class of securities:

     Common Shares

2(e) CUSIP No.:
     443628102

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c),
check whether the person filing is a:
a. [ ] Broker or dealer registered under Section 15 of the Act.
b. [ ] Bank as defined in Section 3(a)(6) of the Act.
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment company registered under Section 8 of the Investment
Company Act of 1940.
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance with Rule
13d-1(b)(1)(ii)(F);
g. [ ] A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act
of 1940;
j. [x] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
k. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage
of the class of securities of the issuer identified in Item 1.
a. Amount beneficially owned: 24,426,941
b. Percent of class: 9.3%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote:  24,426,941
ii. Shared power to vote or to direct the vote
iii. Sole power to dispose or to direct the disposition of: 24,426,941
iv. Shared power to dispose or to direct the disposition of


Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being
filed to report the fact that as of the date hereof the reporting person
has ceased to be the beneficial owner of more than 5 percent of the class
of securities, check the following [ ].


Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Associates Inc. have the right to receive or
the power to direct the receipt of dividends from, or the proceeds from
sale of, the Common Stock reported as beneficially owned by Letko,
Brosseau & Associates Inc.  No clients of Letko, Brosseau & Associates
Inc. beneficially owns more than five percent of Issuer's Common Stock.


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company or
Control Person.

Not Applicable


Item 8. Identification and Classification of Members of the Group

Not Applicable


Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : January 25, 2021

Signature   *Isabelle Godin*

Name/Title: Isabelle Godin
            Vice President Operations and Chief Financial Officer